Filed Pursuant to Rule 433 Registration Statement No. 333-259205

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated March 8, 2022
Pricing Supplement Dated March __, 2022 to the Product Prospectus Supplement No. ERN-ES-1 Dated September 14, 2021, the Prospectus Supplement Dated September 14, 2021 and the Prospectus, Dated September 14, 2021
$_________ Thematic Opportunity Notes Linked to 16 Common Equity Securities Selected from the RBC Capital Markets Top 30 Global Ideas for 2022, due May 3, 2023 Royal Bank of Canada

Royal Bank of Canada is offering the Notes linked to 16 common equity securities selected from the RBC Capital Markets Top 30 Global Ideas for 2022 (the “Notes”). These securities will be equally weighted in the basket and are set forth below.  The CUSIP number for the Notes is 78015QAJ0.  All payments on the Notes are subject to our credit risk.
The Notes may pay quarterly interest, as described in this document.  The amount of any interest to be paid on the Notes will not be fixed, and will depend upon the total dividends paid on the Reference Stocks during the preceding quarter, as described in more detail below.
On the maturity date, the amount that we will pay to you (the “Redemption Amount”) will depend upon the performance of the Basket over the term of the Notes.  As described in more detail below, the Redemption Amount will be less than the price to the public set forth below if the Percentage Amount of the Basket is not at least approximately 102.30%.
We describe in more detail below how the payments on the Notes will be determined.
Issue Date: March 31, 2022
Maturity Date: May 3, 2023
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks.  See “Selected Risk Considerations” beginning on page P-8 of this terms supplement, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement and on page S-2 of the prospectus supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note		Total
Price to public	100.00%	$
Underwriting discounts and commissions	1.50%	$
Proceeds to Royal Bank of Canada	98.50%	$

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC ("RBCCM"), acting as our agent, would receive a commission of approximately $15.00 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $15.00 per $1,000 in principal amount of the Notes. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $934.10 and $974.10 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:
The Notes are linked to the value of a basket (the “Basket”) consisting of the common equity securities of 16 publicly traded companies indicated on page P-3 (each, a “Reference Stock,” and collectively, the “Reference Stocks”).  The Reference Stocks were derived from RBC Capital Markets’ Top 30 Global Ideas for 2022 as indicated on page P-3. The Top 30 Global Ideas for 2022, as of the first quarter of 2022, were identified as of January 4, 2022 by RBCCM's Equity Research Department. The goal in selecting the Top 30 Global Ideas for 2022 was to identify, across various sectors, the common stocks that RBCCM’s Equity Research fundamental analysts have the highest conviction will generate a positive total return over a 12-month or longer period. See the section below, “The Basket.”

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	March 28, 2022
Issue Date:	March 31, 2022
Valuation Date:	April 28, 2023
Maturity Date:	May 3, 2023, subject to extension for market and other disruptions, as described in the product prospectus supplement.
Payment at Maturity (if held to maturity):
The amount that you will receive at maturity for each $1,000 in principal amount of the Notes will depend upon the performance of the Basket.  The Redemption Amount will equal the product of (a) $977.50 and (b) the Percentage Amount.
As discussed in more detail below, the Percentage Amount must exceed approximately 102.30% in order for you to receive a Redemption Amount per $1,000 in principal amount of the Notes that exceeds the principal amount.  In addition, the Redemption Amount could be substantially less than the principal amount of the Notes.

Percentage Amount:	The Percentage Amount will equal an amount, expressed as a percentage and rounded to two decimal places, equal to:
Initial Price:	The closing price per share of a Reference Stock on the Trade Date, as determined by the Calculation Agent.
Final Price:	The closing price per share of a Reference Stock on the Valuation Date.

P-2	RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
Basket:	Reference Stock Issuer	Ticker	Initial Price
	American International Group, Inc.	AIG
	Amazon.com, Inc.	AMZN
	Alexandria Real Estate Equities, Inc.	ARE
	ConocoPhillips	COP
	CrowdStrike Holdings, Inc.	CRWD
	DuPont de Nemours, Inc.	DD
	Louisiana-Pacific Corporation	LPX
	The Mosaic Company	MOS
	M&T Bank Corporation	MTB
	R1 RCM Inc.	RCM
	S&P Global Inc.	SPGI
	TransDigm Group Incorporated	TDG
	Twilio Inc.	TWLO
	UnitedHealth Group Incorporated	UNH
	Vertex Pharmaceuticals Incorporated	VRTX
	WESCO International, Inc.	WCC
Component Weights:	1/16 for each Reference Stock (subject to adjustment as provided below).
Initial Basket Level:	The initial level of the Basket shall be deemed to be $1,000.
Initial Composition of the Basket:
The Basket shall initially be deemed to consist of a number of shares of each Reference Stock calculated as follows:
•        Each Reference Stock shall initially constitute 1/16 of the Basket, with an aggregate value of $62.50 ($1,000 divided by 16).
•         Accordingly, initially, the number of shares of each Reference Share in the Basket shall be calculated by dividing $62.50 by the Initial Price.
•        The number of shares of each Reference Share initially included in the Basket will be determined on the Trade Date, and will be set forth in the final pricing supplement.
For example, if the Initial Price of a Reference Share is $31.25, the Basket will initially be deemed to include 2 shares of that Reference Share ($62.50 divided by $31.25).

Final Basket Level:	The value of the shares (and any other assets) in the Basket as of the close of trading on the Valuation Date, as determined by the Calculation Agent, using the Final Price of each Reference Stock.
Adjustments to the Composition of the Basket:
The Calculation Agent will adjust the number of shares of each Reference Stock in the Basket, as may be needed to reflect stock splits, reverse stock splits, stock dividends, and similar transactions, as discussed in the section of the product prospectus supplement, “General Terms of the Notes—Anti-Dilution Adjustments Relating to Equity Securities.”  See “Other Terms of Your Notes” on page P-11 of this document.

P-3	RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
Interest Calculation Dates:	June 28, 2022, September 28, 2022, December 28, 2022, March 28, 2023 and the Valuation Date.
Interest Payment Dates:	July 5, 2022, October 3, 2022, January 3, 2023, March 31, 2023 and the maturity date.
Calculation of Interest Payments:
The amount of each interest payment, if any, will depend upon the amount of dividends paid on each Reference Stock during the Interest Calculation Period preceding each interest payment date, and will equal, for each $1,000 in principal amount, 97.75% of the sum of the Dividend Amounts for each of the Reference Stocks.

Interest Calculation Period:
The first Interest Calculation Period will commence on the trading day after the Trade Date and end on the first Interest Calculation Date.
Each subsequent Interest Calculation Period will begin on the trading day following an Interest Calculation Date and end on the next Interest Calculation Date.  The final Interest Calculation Date will occur on the Valuation Date.

Dividend Amount:
For each Reference Stock, an amount in U.S. dollars equal to (a) the number of shares of that Reference Stock deemed to be included in the Basket multiplied by (b) 100% of the gross cash distributions (including ordinary and extraordinary dividends) per share of Reference Stock declared by the applicable Reference Stock Issuer where the date that the applicable Reference Stock has commenced trading ex-dividend on its primary U.S. securities exchange as to each relevant distribution occurs during the relevant Interest Calculation Period, as described in more detail below.

Principal at Risk:
The Notes are NOT principal protected.  You may lose all or a substantial portion of your principal amount at maturity if the value of the Basket decreases, or does not increase by at least 2.30%, from the Trade Date to the Valuation Date.

Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid contingent income-bearing cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion in this terms supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Distribution:
The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and no dealer may make offers of the Notes to any such investor. Investors purchasing a Note will be required to certify their status as a United States person for U.S. federal income tax purposes by providing a duly completed and executed Internal Revenue Service Form W-9.

P-4	RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus).
Events of Default:
In case an event of default with respect to the Notes will have occurred and be continuing, the amount declared due and payable on the Notes upon any acceleration will be determined by the Calculation Agent and will be an amount of cash equal to the amount payable as described above under the caption “—Payment at Maturity,” calculated as if the date of acceleration were the Valuation Date.  The Dividend Amount for each Reference Stock will only include dividends declared and paid through that date.

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 to P-3 of this terms supplement, "Other Terms of the Notes" below, and the terms appearing under the captions “Description of the Notes” below and “General Terms of the Notes” in the product prospectus supplement.

The Trade Date and the issue date of the Notes are subject to change. The actual Trade Date, issue date, and other dates for the Notes set forth above will be set forth in the final pricing supplement.

P-5	RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated September 14, 2021, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in the product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm

Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm

Product Prospectus Supplement ERN-ES-1 dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031259/brhc10028936_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-6	RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
HYPOTHETICAL RETURNS AT MATURITY
The following hypothetical examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Basket and the related effect on the Redemption Amount.  The following hypothetical examples illustrate the payment you would receive on the maturity date if you purchased $1,000 in principal amount of the Notes.  Numbers appearing in the examples below have been rounded for ease of analysis.  This table does not reflect any interest that may be paid on the Notes.
Percentage Amount	Redemption Amount per $1,000 in Principal Amount	Percentage Gain (or Loss) per $1,000 in Principal Amount
140.00%	$1,368.50	36.85%
130.00%	$1,270.75	27.08%
120.00%	$1,173.00	17.30%
110.00%	$1,075.25	7.53%
102.30%(1)	$1,000.00	0.00%
100.00%(2)	$977.50	-2.25%
90.00%	$879.75	-12.03%
80.00%	$782.00	-21.80%
70.00%	$684.25	-31.58%
60.00%	$586.50	-41.35%
50.00%	$488.75	-51.13%
40.00%	$391.00	-60.90%
30.00%	$293.25	-70.68%
20.00%	$195.50	-80.45%
10.00%	$97.75	-90.23%
0.00%	$0.00	-100.00%
(1) Due to the payment formula set forth above, for you to receive a Redemption Amount greater than the principal amount the Notes, the Percentage Amount must be greater than approximately 102.30%.
(2) If the Percentage Amount is not at least approximately 102.30%, you will lose some or all of the principal amount of the Notes.
Please see the sections below, “Selected Risk Considerations—You May Lose Some or All of the Principal Amount at Maturity" and “—The Notes Will Not Reflect the Full Performance of the Reference Stocks, Which Will Negatively Impact Your Return on the Notes.”

P-7	RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stocks.  These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose Some or All of the Principal Amount at Maturity – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the value of the Basket.  Investors will also lose a portion of their principal amount if the Percentage Amount is not at least approximately 102.30%.

•
The Notes May Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There may be no periodic interest payments on the Notes, and any such payments may be less than there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The amount of each interest payment, if any, will depend upon the amount of dividends paid on each Reference Stock during the Interest Calculation Period preceding each interest payment date.  The return that you will receive on your Notes, which could be negative, may be less than the yield you could earn if you purchased one of our convention senior debt securities with the same maturity date.  Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

•
The Notes Will Not Reflect the Full Performance of the Reference Stocks, Which Will Negatively Impact Your Return on the Notes – Because the calculation of the Redemption Amount for each $1,000 in principal amount reflects the product of the Percentage Amount and $977.50, the return, if any, on the Notes will not reflect the full performance of the Reference Stocks.  Therefore, the yield to maturity based on the methodology for calculating the Redemption Amount will be less than the yield that would be produced if the Reference Stocks were purchased and held for a similar period. Similarly, the interest payments you receive on the Notes will be less than the applicable Dividend Amounts.

•
Changes in the Price of One Reference Stock May Be Offset by Changes in the Price of the Other Reference Stocks – A change in the price of one Reference Stock may not correlate with changes in the price of the other Reference Stocks.  The price of one Reference Stock may increase, while the price of the other Reference Stocks may not increase as much, or may even decrease.  Therefore, in determining the Percentage Change, increases in the price of one Reference Stock may be moderated, or wholly offset, by lesser increases or decreases in the prices of the other Reference Stocks.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are our senior unsecured debt securities.  As a result, your receipt of any payments on the Notes will be dependent upon our ability to repay our obligations as of the applicable payment date.  This will be the case even if the value of the Basket increases after the Trade Date, or if substantial dividends are paid on the Reference Stocks.  No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments –– The payments on the Notes are subject to adjustment as described in this document. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Description of the Notes—Market Disruption Events” below.

•
Significant Aspects of the Tax Treatment of the Notes Are Uncertain and Certain Aspects May Make the Notes Less Suitable for Certain Non-U.S. Investors –– The tax treatment of the Notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment

P-8	RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
described in this terms supplement. Although the U.S. federal income tax treatment of the interest payments is uncertain, we intend to take the position that such interest payments constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting.
The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the Notes based on the amount that may be paid at maturity, and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income (in addition to the interest payments) on a current basis. The outcome of this process is uncertain and could apply on a retroactive basis.
Moreover, the Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and no dealer may make offers of the Notes to any such investor.  Investors purchasing a Note will be required to certify their status as a United States person for U.S. federal income tax purposes by providing a duly completed and executed Internal Revenue Service Form W-9.  If investors that are not “United States persons” for U.S. federal income tax purposes acquire any Notes, such investors may incur U.S. tax obligations as a result of owning such Notes.
Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this terms supplement, the section entitled “Tax Consequences—United States Taxation” in the accompanying prospectus and the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.  You should consult your tax advisor about your own tax situation.
Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any of our other affiliates may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the value of the Basket, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

P-9	RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
•
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set – The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.
Additional Risks Relating to the Reference Stocks
•
The Inclusion of the Reference Stocks in the Basket Does Not Guarantee a Positive Return on the Notes – There can be no assurance that any Reference Stock, or the Basket in its entirety, will increase in value.  The performance of the Reference Stocks may be less than the performance of the equities markets generally, and less than the performance of specific sectors of the equity markets, or other securities in which you may choose to invest.  As of the time the Top 30 Global Ideas for 2022 were selected, the Equity Research Department of RBCCM believed that the prices of the Reference Stocks have the potential to increase in 2022. However, there can be no assurance that they will in fact do so.

In addition, any positive views of RBCCM’s Equity Research Department are separate and apart from the offering of the Notes, and do not constitute investment advice to potential purchasers of the Notes.  Our offering of the Notes does not constitute our recommendation or the recommendation of RBCCM or our other affiliates to invest in the Notes or in the Reference Stocks.
•
The Top 30 Global Ideas Are Subject to Change, Even Though the Reference Stocks Included in the Basket Will Not Change as a Result — RBCCM has expressed a positive view as to the Reference Stocks prior to the date of this terms supplement. However, its views may have changed since the date that the current Top 30 Global Ideas were selected, and may change significantly during the term of the Notes.  For example, RBCCM reduced its rating of VRTX after January 4, 2022 from "outperform" to "sector perform."  RBCCM's "Top Global Ideas" are expected to be updated each quarter.  Even if the list of Top 30 Global Ideas changes during the term of the Notes, the Reference Stocks to which the Notes are linked will not be changed as a result.

•
The Reference Stocks Do Not Represent All of the Top 30 Global Ideas for 2022 — The 16 Reference Stocks were selected from the Top 30 Global Ideas for 2022. These 16 Reference Stocks are the Top 30 Global Ideas for 2022 that have their primary listing on a U.S. stock exchange and as to which we are not subject to a trading limitation that would reduce our ability to hedge our obligations relating to the Notes. These 16 Reference Stocks may or may not perform as well as the Top 30 Global Ideas for 2022 in the aggregate, and/or the Top 30 Global Ideas for 2022 that were not selected as Reference Stocks. These 16 Reference Stocks will also not represent the same allocation of economic sectors as all 30 of the Top 30 Global Ideas.

•
You Will Not Have Any Shareholder Rights and Will Have No Right to Receive Any Reference Stocks at Maturity –– Investing in the Notes will not make you a holder of any of the Reference Stocks.  You will not have any voting rights, any right to receive dividends or other distributions (except to the extent that the Dividend Amounts, as adjusted described above, are reflected in the interest payments on the Notes) or any other rights with respect to any of these securities.

•
Changes That Affect a Reference Stock May Affect the Market Value of the Notes and the Amount You Will Receive at Maturity –– Changes affecting a Reference Stock or a Reference Stock Issuer, such as reorganizations or mergers, will be reflected in the price of that Reference Stock and therefore could affect the

P-10	RBC Capital Markets, LLC

Thematic Opportunity Notes Royal Bank of Canada
amount payable on your Notes at maturity and the market value of the Notes prior to maturity. See “Other Terms of the Notes.”
•
No Reference Stock Issuer Will Have any Role or Responsibilities with Respect to the Notes –– None of the Reference Stock Issuers will have authorized or approved the Notes, or will be involved in this offering.  No such company will have any financial or legal obligation with respect to the Notes or the amounts to be paid to you, including any obligation to take our needs or your needs into consideration for any reason, including taking any corporate actions that might affect the value of the Reference Stocks or the Notes.  No such company will receive any of the proceeds from the offering of the Notes.  No Reference Stock Issuer or any other company will be responsible for, or participate in, the determination or calculation of the payments on the Notes.

•
We Do Not Control Any Reference Stock Issuer, and We Are Not Responsible for Any Disclosure Made by Any Other Company –– Neither we nor any of our affiliates have the ability to control the actions of any Reference Stock Issuer, nor do we assume any responsibility for the adequacy or accuracy of any publicly available information about any of these companies, unless (and only to the extent that) our securities or the securities of our affiliates are represented by that Reference Stock.  We are not responsible for any other issuer’s public disclosure of information on itself or any Reference Stock, whether contained in SEC filings or otherwise.  We will not perform any due diligence procedures with respect to the Reference Stock Issuers.  You should make your own investigation into the Reference Stock Issuers.

•
The Historical Performance of the Reference Stocks Should Not Be Taken as an Indication of Their Future Performance – The Final Prices of the Reference Stocks will determine the Redemption Amount.  The historical performance of the Reference Stocks does not necessarily give an indication of their future performance.  As a result, it is impossible to predict whether the prices of the Reference Stocks will rise or fall during the term of the Notes.  The prices of the Reference Stocks will be influenced by complex and interrelated political, economic, financial and other factors.

•
Holders of the Reference Stocks Are Only Entitled to Receive Those Dividends as Each Issuer’s Board of Directors May Declare out of Funds Legally Available – Although dividends and distributions on one or more of the Reference Stocks may have historically been declared by the applicable board of directors, they are not required to do so and may reduce or eliminate those dividends in the future.  The Dividend Amount of one or more of the Reference Stocks during the term of the Notes may be zero.  If the dividends paid on the Reference Stocks are not significant, any interest payments that you receive on the Notes may not be sufficient to provide you with your desired return on the Notes.

•
CRWD Has Limited Historical Information – CRWD has only been publicly traded since June 2019. As a result,  your investment in the Notes may involve a greater risk than investing in securities linked to one or more equity securities with more established records of performance.

Risks Relating to Conflicts of Interest
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As Calculation Agent, RBCCM Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and Your Payment at Maturity – As calculation agent for your Notes, RBCCM will have discretion in making various determinations that affect your Notes, including determining the Final Prices, the Percentage Amount, the Redemption Amount, the amounts of any interest payments on the Notes, and whether any market disruption events have occurred.  The Calculation Agent also has discretion in making certain adjustments relating to mergers and certain other corporate transactions that an issuer of a Reference Stock may undertake.  The exercise of this discretion by RBCCM could adversely affect the value of your Notes and may present RBCCM, which is our wholly owned subsidiary, with a conflict of interest.

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Our Business Activities May Create Conflicts of Interest – We and our affiliates expect to engage in trading activities related to the Reference Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if

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they influence the prices of the Reference Stocks, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Reference Stocks, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Any of these activities by us or one or more of our affiliates may affect the value of the Reference Stocks, and, therefore, the market value of the Notes.
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You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Stocks – In the ordinary course of their business, RBCCM and our other affiliates have expressed views on the value of the Reference Stocks and/or expected movements in their prices, and may do so in the future.  These views or reports may be communicated to clients of our affiliates.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to any Reference Stock may at any time have significantly different views from those of our affiliates.  For these reasons, you are encouraged to derive information concerning the Reference Stocks from multiple sources, and you should not rely solely on views expressed by us or our affiliates.

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OTHER TERMS OF YOUR NOTES
Certain Reorganization Events
If an issuer of a Reference Stock undergoes a Reorganization Event, as described in the product prospectus supplement (for example, if it merges with another entity and is not the surviving company), that Reference Stock may be removed from the Basket by the Calculation Agent following the effective date of the Reorganization Event, with the Component Weights of the remaining Reference Stocks increasing proportionately to reflect the relevant weightings of those remaining Reference Stocks at the time of the Reorganization Event.
In order to accomplish the foregoing, the Calculation Agent will determine the value of the shares of the Reference Stock in the Basket that is subject to the Reorganization Event, and will add to the Basket a number of shares of each other Reference Stock that is proportionate to the relative weightings of the Reference Stocks at the time of the Reorganization Event.
In the event of a Reorganization Event, The Calculation Agent will have sole discretion in determining the distribution of shares. In order to determine the value of the Reference Stock that is subject to the Reorganization Event, the Calculation Agent may use its closing price on the last trading day on which it trades prior to the effective date of the relevant transaction, the terms of the transaction that is the subject of the Reorganization Event, or such other commercially reasonable method as it may determine to be appropriate at that time.  The weightings of the remaining Reference Stocks at that time, and the number of shares of each to be added to the Basket, will be determined by the Calculation Agent based upon the percentage of the Basket value that they constitute, from their respective closing prices.
Additional Anti-Dilution Adjustments
The Calculation Agent will adjust the number of shares of each Reference Stock in the Basket, as it determines may be needed to reflect stock splits, reverse stock splits, stock dividends, and other corporate transactions, which are discussed in the section of the product prospectus supplement, “General Terms of the Notes—Anti-Dilution Adjustments Relating to Equity Securities.”  For example, if a Reference Stock is subject to a 2-for-1 stock split, the Calculation Agent may determine that, upon the applicable effective date, each one share of that Reference Stock in the Basket shall be deemed to thereafter to represent two shares.  However, notwithstanding the provisions set forth in that section of the product prospectus supplement, no adjustments will be made as a result of an “extraordinary dividend,” as such dividends will be reflected in the applicable “Dividend Amount,” as described above.

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INFORMATION REGARDING THE ISSUERS OF THE REFERENCE STOCKS
The issuer of each Reference Stock is registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”).  Companies with securities registered under the Exchange Act are required to periodically file financial and other information required by the Securities and Exchange Commission (“SEC”).  This information is filed with the SEC and is available to the public over the Internet at the SEC’s website at http://www.sec.gov.
The Selection of the Basket
The Reference Stocks were selected from the “Top 30 Global Ideas for 2022” as discussed in the “Summary” above. The Top 30 Global Ideas for 2022, as of the first quarter of 2022, were selected as of January 4, 2022.  The goal in selecting the Top 30 Global Ideas for 2022 was to identify, across various sectors, the common stocks that RBCCM’s Equity Research fundamental analysts have the highest conviction will generate a positive total return over a 12-month or longer period.  RBCCM's Equity Research Department expects to update this list on a quarterly basis. There is no assurance that any particular company will be successful, or that the investment thesis underlying these research views will come to pass.  Moreover, the business, results of operations, and prospects of these companies and the growth and health of each issuer of the Reference Stocks are subject to conditions outside of the control of the Equity Research Department, such as general economic conditions, and are subject to change at any time.
Neither we nor our affiliates makes any representation as to the future performance of any Reference Stock or the Basket.
Additional information regarding RBCCM research analyst ratings is available at https://www.rbccm.com/equityresearch/cid-203939.html.  Information on that website is not included or incorporated by reference in this document.  A rating is subject to downward revision at any time, and a broker-dealer may cease to cover a particular security at any time, including during the term of the Notes.
Description of the Reference Stock Issuers
The following information regarding each Reference Stock Issuer has been derived from publicly available information and we have not independently verified it.
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American International Group, Inc. is an international insurance organization serving commercial, institutional and individual customers. The company provides property-casualty insurance, life insurance, and retirement services. Its common stock trades on the New York Stock Exchange (the "NYSE") under the symbol "AIG".

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Amazon.com, Inc. is an online retailer that offers a wide range of products. The company's products include books, music, computers, electronics and numerous other products. The company offers personalized shopping services, Web-based credit card payment, and direct shipping to customers, and also operates a cloud platform. Its common stock trades on the Nasdaq Global Select Market (the "Nasdaq") under the symbol "AMZN".

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Alexandria Real Estate Equities, Inc. acquires, manages, expands, and develops office and laboratory space properties. The company leases its properties in the State of California to pharmaceutical, biotechnology, diagnostic and personal care products companies, research institutions, and related government agencies. Its common stock trades on the NYSE under the symbol "ARE".

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ConocoPhillips explores for, produces, transports, and markets crude oil, natural gas, natural gas liquids, liquefied natural gas, and bitumen on a worldwide basis. Its common stock trades on the NYSE under the symbol "COP".

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CrowdStrike Holdings, Inc. provides cybersecurity products and services to address breaches. The company offers cloud-delivered protection across endpoints, cloud workloads, identity and data, and threat intelligence, managed security services, IT operations management, threat hunting, identity protection, and log management. Its common stock trades on the Nasdaq under the symbol "CRWD".

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DuPont de Nemours, Inc. provides technology based materials and solutions. The company offers products such as construction materials, adhesives, electronic, fabrics, fibers, home garden, medical devices, resins, printing, and consumer products. The company serves energy, automotive, construction, government, military, safety, and packaging industries. Its common stock trades on the NYSE under the symbol "DD".

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Louisiana-Pacific Corporation manufactures building materials and engineered wood products in the United States, Canada, Chile, and Brazil. The company's products are used by homebuilders and light commercial builders. Its common stock trades on the NYSE under the symbol "LPX".

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The Mosaic Company produces and distributes crop nutrients to the agricultural communities. The company offers feed ingredients, crop nutrient, industrial products, concentrated phosphates, and potash. Its common stock trades on the NYSE under the symbol "MOS".

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M&T Bank Corporation, through its subsidiaries, offers a variety of commercial banking, trust, and investment services. The company operates branch offices in New York, Maryland, Pennsylvania, Delaware, New Jersey, Virginia, West Virginia, and the District of Columbia. Its common stock trades on the NYSE under the symbol “MTB.”

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R1 RCM Inc. operates as a revenue cycle management company. The company provides technology-driven solutions that address the patient experience and financial performance of healthcare providers. The company focuses on patients and healthcare industries in the United States. Its common stock trades on the Nasdaq under the symbol "RCM".

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S&P Global Inc. provides clients with financial information services. The company offers information regarding ratings, benchmarks, and analytics in the global capital and commodity markets. Its common stock trades on the NYSE under the symbol “SPGI.”

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TransDigm Group Incorporated., through subsidiaries, manufactures aircraft components. The company produces ignition systems and components, gear pumps, mechanical and electromechanical actuators and controls, NiCad batteries and chargers, power conditioning devices, hold-open rods and locking devices, engineered connectors and latches, cockpit security devices, and AC and DC motors. Its common stock trades on the NYSE under the symbol “TDG.”

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Twilio Inc. develops and publishes Internet infrastructure solutions. The company offers cloud computing platform to allow web developers to integrate phone calls, Internet protocol voice communications, and text messages into web, mobile, and phone applications. Its common stock trades on the NYSE under the symbol “TWLO.”

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UnitedHealth Group Incorporated owns and manages organized health systems. The company provides employers products and resources to plan and administer employee benefit programs. Its common stock trades on the NYSE under the symbol “UNH.”

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Vertex Pharmaceuticals Incorporated discovers, develops, and commercializes pharmaceutical products. The company develops drugs for the treatment of cystic fibrosis, cancer, inflammatory bowel, autoimmune disease, and neurological disorders. Its common stock trades on the Nasdaq under the symbol “VRTX.”

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WESCO International, Inc. distributes electrical products and other industrial maintenance, repair, and operating supplies. The company also provides integrated supply services.  The company operates branches and distribution centers in the United States, Canada, Puerto Rico, Guam, Mexico, the United Kingdom, and Singapore. Its common stock trades on the NYSE under the symbol “WCC.”

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Hypothetical Performance of the Basket
While actual historical information on the Basket will not exist before the Trade Date, the following graph sets forth the hypothetical daily performance of the Basket from June 12, 2019 (the date on which CRWD, the Reference Stock with the shortest trading history, began trading) through March 4, 2022. The graph is based upon actual daily historical closing prices of the Reference Stocks and a hypothetical basket level of 100.00 as of June 11, 2019. This hypothetical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any hypothetical upward or downward trend in the level of the Basket shown below is not an indication that the level of the Basket is more or less likely to increase or decrease at any time over the term of the Notes.
We have obtained the information set forth in the graph below from Bloomberg Financial Services, without independent investigation.
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SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated September 14, 2021 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our counsel, Ashurst LLP, it would generally be reasonable to treat the Notes as a pre-paid cash-settled contingent income-bearing derivative contract linked to the Reference Stocks for U.S. federal income tax purposes, and the terms of the Notes require a holder (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.
Although the U.S. federal income tax treatment of the interest payments is uncertain, we intend to take the position, and the following discussion assumes, that such interest payments (including any interest payments made on or with the maturity date) constitute taxable ordinary income to a U.S. holder at the time received or accrued in accordance with the holder’s regular method of accounting.
It is possible that the Internal Revenue Service could assert that a U.S. holder’s holding period in respect of the Notes should end on the date on which the amount the holder is entitled to receive upon the maturity of the Notes is determined, even though the holder will not receive any amounts from the issuer in respect of the Notes prior to the maturity of the Notes. In such case, the timing and character of income you recognize in respect of the Notes may be affected.
We refer you to the discussion in the product prospectus supplement dated September 14, 2021 under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Potential Application of Section 1260 of the Internal Revenue Code” for the consequences that may result under Section 1260 of the Code, including the possible recharacterization as ordinary income of any long-term capital gain (the “Excess Gain”) recognized by a U.S. holder in respect of a Note and the possible interest charge applicable to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in a gross income inclusion for such U.S. holder in taxable years prior to the taxable year of the sale or maturity of the Notes.  One or more Reference Stocks in the Basket are the types of financial assets described under Section 1260 of the Code, and we note that the consequences arising under Section 1260 of the Code may apply to the Notes by reference to such Reference Stocks. Prospective investors are urged to consult with their tax advisors regarding the potential application of Section 1260 of the Code to their investment in the Notes.
Non-U.S. Holders
Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product prospectus supplement), if any, will apply to Notes that are issued as of the date of this terms supplement if such Notes are “delta-one” instruments. Based on our determination that the Notes are delta-one instruments, non-U.S. holders will be subject to withholding on dividend equivalent payments, if any, under the Notes.  We will not pay additional amounts in respect of any dividend equivalent withholding.
While the U.S. federal income tax treatment of the Notes (including proper characterization of the contingent interest for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the contingent interest paid to a non-U.S. holder unless such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-U.S. holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-U.S. holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-U.S. holders.  A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the contingent interest under U.S. federal income tax laws and whether such

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treaty rate or exemption applies to such contingent interest payments.  No assurance can be provided on the proper characterization of the contingent interest for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-U.S. holders should consult their tax advisors in this regard.
It is possible that dividend equivalent payments on the Notes will exceed the contingent interest paid. Under such circumstances, a non-U.S. holder of the Notes may be subject to additional U.S. withholding tax at a 30% rate on the difference between the dividend equivalent payments and contingent interest. In addition, it is possible that we (or the applicable withholding agent) may determine that treaty benefits that may otherwise be applicable to contingent interest may not apply to withholding tax on dividend equivalent payments. It is also possible that a withholding agent will withhold under Section 871(m) with respect to the Notes, notwithstanding the withholding tax imposed on any contingent interest amounts, in which case the application of Section 871(m) to the Notes could significantly increase a non-U.S. holder’s tax liability in respect of the Notes. We (or the applicable withholding agent) are entitled to withhold taxes on any payments treated as dividend equivalents without being required to pay any additional amounts with respect to amounts so withheld. A non-U.S. holder should consult its tax advisor regarding the possibility of additional withholding tax.
The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes.  If investors that are not “United States persons” for U.S. federal income tax purposes acquire any Notes, such investors may incur U.S. tax obligations as a result of owning such Notes.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about March 31, 2022, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page, we or one of our affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stocks. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options, other derivatives or trading in shares of any Reference Stock) on the issue date with RBCCM, one of our other subsidiaries or any third-party hedge provider. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stocks, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

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